February 24, 2014

VIA EDGAR AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Tia L. Jenkins, Senior Assistant Chief Accountant

Re:	G III Apparel Group, Ltd.

Form 10-K for the Fiscal Year Ended January 31, 2013

Filed April 12, 2013

File No. 000-18183

Ladies and Gentlemen:

Set forth below are the responses of G III Apparel Group, Ltd. (the “Company,” “we” or “our”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), contained in the Staff’s letter dated January 28, 2014, in connection with the Company’s Form 10-K for the fiscal year ended January 31, 2013, filed with the Commission on April 12, 2013. For convenience of reference, we have recited the Staff’s comments in bold face type and have followed each comment with the Company’s response.

Form 10-K for the Fiscal Year Ended January 31, 2013

Notes to Consolidated Financial Statements, page F-8

Note D – Acquisitions and Intangibles, page F-13

1.	We note your disclosure on page 35 that goodwill and intangible assets are tested for impairment by comparing the fair value of the reporting unit with its carrying value. Please provide us with a detailed discussion of how you determined your reporting units in accordance with the guidance in FASB ASC 350-20-35-33 through 35-37 and tell us how many reporting units you identified and tested for impairment. Please note your discussion should also address how goodwill was allocated to your reporting units in accordance with FASB ASC 350-20-35-41 through 35-44.

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Response:

In response to the Staff’s comment, we identified the reporting units for impairment purposes based on the guidance provided by ASC 350 – Goodwill and other. Applying ASC 350-20-35-33 through 35-37, the Company determined that it had three reporting units for the purpose of allocating goodwill and testing goodwill for impairment as of January 31st 2013. Only two reporting units were considered for goodwill impairment testing this year as the third reporting unit did not have any goodwill. As of January 31, 2013, the Company reported goodwill of $60.4 million, of which $26.1 million was associated with its licensed products reporting unit and $34.3 million of goodwill was associated with the non-licensed products reporting unit. The goodwill allocated to the non-licensed products segment related solely to the Vilebrequin business acquired in August 2012. No goodwill has been recorded in the retail segment. We will address how the goodwill was allocated between these reporting units below.

Identification of the operating segments

Our first step to determine the reporting units consisted of identifying the Company’s operating segments. We advise the Staff that the methodology we used to identify our operating segments and how the operating segments were determined to be our three reporting segments is discussed in more details in our response to the Staff’s comment number 2.

We concluded that the Company has three operating segments, which are licensed products, non-licensed products and retail. These three operating segments are also our reportable segments.

Identification of the components

ASC 350-20-20 defines a reporting unit as "an operating segment or one level below an operating segment (also known as a component)." Furthermore, ASC 350-20-35-34 through 35-36 states that a component of an operating segment exists if the component constitutes a business for which discrete financial information is available and segment management regularly reviews the operating results of that component.

Following ASC 350 – Intangibles - Goodwill and other’s top-down approach, we identified numerous product lines across our operating segments (see appendix 1). The licensed products operating segment, non-licensed products operating segment and retail operating segment currently include 36, 21 and 4 product lines, respectively.

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Aggregation of the components into reporting units

ASC 350-20-35-35 states that components of an operating segment with similar economic characteristics should be aggregated.

In determining whether the components of an operating segment have similar economic characteristics, we considered all of the factors listed in ASC 280-10-50-11. These factors are:

a)	The similarity of the nature of products and services
b)	The similarity of the nature of the production process
c)	The similarity of the type of class of customers
d)	The similarity of the methods used to distribute the product
e)	The similarity of the regulatory environment (which is not applicable to G III as this criterion is more relevant to heavily regulated industries such as banks or insurance companies).

Each of the components (product lines) within the licensed and non-licensed operating segments are related to a brand or label (e.g. Levi’s, Nine West, Dockers) or the subset of a brand or label represented by a product category or gender (e.g. Calvin Klein men’s outerwear, Guess dresses). The retail operating segment is comprised of various Company operated retail stores. The similar economic characteristics between our product lines are mainly driven by assessing whether or not the product line is distributing apparel or accessory products under a brand that G III licenses from a third party or a brand that G III owns. Our retail stores that sell product direct to consumer have operational characteristics different from our other two segments and constitute our retail operating unit and reporting segment.

While conducting our evaluation of reporting units, we considered if dissimilarities existed within our operating segments that would require further disaggregation beyond the operating segments identified under ASC 280 – Segment reporting. As a result of our evaluation, we determined the operating segments identified were also the appropriate reporting units as the components within the operating segment shared similar economic characteristics as discussed below:

-	Licensed Products: We identified 36 product lines under the licensed products operating segment. These product lines show common characteristics with respect to ASC 280-10-50-11’s aggregation criteria:
o	Nature of product: for the components, the products sold consist of apparel and accessories that are sold under brands that we license from third parties. The products are all discretionary consumer usable goods which are fashion oriented (apparel and accessories).

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o	Nature of the production process: each product within this operating segment is manufactured through the same production process. The design function is managed by G III while production is performed by independent contract manufacturers. We are required under our license agreements to receive approval from the licensor as to all design and other elements of a product prior to production. The manufacturers used by us are also subject to licensor’s approval.
o	Type of class of customers: products are sold to customers through employed sales staff and, to a lesser extent, a network of commissioned sales representatives. Customers for our licensed products consist of department stores, specialty and mass-merchant retail stores. Our license agreements contain requirements with respect to our sales personnel and our sales efforts. The method used to market the product includes the use of an interchangeable sales force amongst product lines.
o	Distribution channel: our licensed products are distributed to consumers through a variety of retail stores ranging from department stores, such as Macy’s, Bloomingdale’s, Nordstrom, Bon-Ton Stores and Kohl’s, to club stores, such as Sam’s and Costco. Under our license agreements, we must sell licensed products to retail customers that are approved by the licensor. The chain of distribution (e.g. warehouse, transporters) is common to all the components.

-	Non-Licensed Products: We identified 21 product lines under the non-licensed products operating segment. These product lines show common characteristics with respect to ASC 280-10-50-11’s aggregation criteria:
o	Nature of product: the products sold consist of apparel and accessories that are sold under brands that we own or private labels owned by our customers. All marketing and promotions, if any, are done by G III. The products are all discretionary consumer usable goods which are fashion oriented (apparel and accessories).
o	Nature of the production process: each product within this operating segment is manufactured through the same production process. The design function is managed by G III while the production is performed by independent contract manufacturers. G III controls the design and manufacturer of all of its non-licensed products.
o	Type of class of customers: products are sold to customers through employed sales staff and, to a lesser extent, a network of commissioned sales representatives. Customers for our licensed products consist of department stores, specialty and mass-merchant retail stores. The method used to market the products includes the use of an interchangeable sales force amongst components.
o	Distribution channel: products sold by the components are mostly distributed to consumers through a variety of retail stores ranging from department stores,

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such as Macy’s, Bloomingdale’s, Nordstrom, Bon-Ton Stores and Kohl’s, to club stores, such as Sam’s and Costco. A small amount of our non-licensed products (less than 1% of sales) are sold by third parties who enter into franchise or license agreements that permit them to sell products using brands that we own. The chain of distribution (e.g. warehouse, transporters) is common to all the components.

-	Retail: We identified 4 product lines that we aggregated under the retail operating segment. These product lines show common characteristics with respect to ASC 280-10-50-11’s aggregation criteria:
o	Nature of product: the products sold in our retail stores consist of licensed and non-licensed apparel and accessories.
o	Nature of the production process: this segment includes retail stores; the retail stores purchase a majority of product from G III or from third party vendors on a landed basis.
o	Type of class of customers: our retail stores sell products direct to consumer.
o	Distribution channel: sales in this segment are primarily through “brick and mortar” stores, owned and operated by us. An insignificant percentage of this segment’s revenue constitutes internet sales directly to consumers.

In addition, ASC 350-20-55-6 through 55-8 indicate that “evaluating whether two components have similar economic characteristics is a matter of judgment that depends on specific facts and circumstances. That assessment should be more qualitative than quantitative.” We took into consideration other qualitative factors evidencing the inter-connection of the components. We also considered the impact of acquisitions on our operating segments. For instance, we noted that the acquisition of J. Percy for Marvin Richards (Marvin Richards) in July 2005 greatly benefited the licensed products reporting unit as a whole. It not only allowed all the components in the segment to benefit from the management expertise at Marvin Richards and their industry contacts, but also helped to strengthen our relationship with PVH Corp. (PVH), the owner of the Calvin Klein brand, which enabled us to obtain additional licenses under this brand from PVH.

Another qualitative consideration we used for aggregation purposes was to assess the amount of resources shared between the product lines within a segment. The product lines identified use common inputs and processes such as distribution and office facilities, procurement, customer relationships and strategic management functions. The product lines of both licensed products and non-licensed products operating segments share significant commonalities in these areas. We provide shared services in overseas quality control and sourcing, logistic management and consolidation of shipments, storage and domestic distribution, accounting, information technology support, human resources, credit and collection and, to some extent, customer service.

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In conclusion, we believe it is appropriate to aggregate the numerous product lines of our business under their respective operating segment and allocate goodwill and test its impairment at the reporting unit, which are also our operating segments.

Goodwill allocation

The goodwill recorded under the licensed products reporting unit was the result of two separate acquisitions which were completed in July 2005. In both acquisitions, we purchased assets that related to both our licensed products and non-licensed products segments. The allocation of goodwill was made between the two reporting units based upon the relative fair values of identified intangibles assets that were acquired and that were determined to relate to each reporting unit. In the fiscal year ended January 31, 2009, the Company wrote off the goodwill associated with its Non-Licensed reporting unit ($31.2 million).

In addition, we completed the acquisition of Vilebrequin in August 2012. We recorded goodwill in the amount of $34.3 million as a result of this transaction. The goodwill is associated with the Vilebrequin component, which is included in our non-licensed products reporting unit.

Note K – Segments, page F-22

2.	We note your disclosure that you aggregate your operating divisions into three reportable segments. Please provide us with a detailed discussion of how you identified your operating segments and which operating segments have been aggregated into your three reportable segments. Please explain how you applied the aggregation criteria of FASB ASC 280-10-50-11, including considerations of economic similarity, in arriving at your reportable segments. Please note your discussion should also address your recent acquisition of G.H. Bass & Co. that has been included in your retail segment per the disclosure on page 14 of your 10-Q for the quarter ended October 31, 2013.

Response:

Upon further review, we note that the Company discloses on page F-22, and elsewhere, of our fiscal year 2013 form 10-K that “The Company aggregates its operating divisions into three reportable segments”. In retrospect, we recognize that this sentence is misleading as we do not aggregate operating divisions into reportable segments. Accordingly, we will revise that language in our next and all future filings to clarify that our operating segments are all reporting segments. We plan to file our form 10-K for the year ended January 31, 2014 on or about March 31, 2014 and we do not believe that prior filings need to be revised to reflect this change.

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To determine our reporting segments, we followed the steps prescribed by ASC 280 – Segment reporting. These steps consist of the following:

1)	Identification of the Chief Operating Decision Maker (CODM).
2)	Identification of the operating segments.
3)	Application of the aggregation criteria.
4)	Determination of the reportable segments based on quantitative thresholds.
5)	Aggregation of the segments that do not meet the quantitative threshold.
6)	Assessment of the revenue covered by the reportable segments.

Identification of the CODM

ASC 280-10-50-5 identifies the CODM as the individual or function responsible for decisions about overall resource allocation and performance assessment for each of the business units of an enterprise.

Our product lines are managed by presidents, vice presidents and senior sales staff (“component manager”), or combinations thereof. Even though component managers are responsible for managing their respective product line, the final decision regarding the allocation of resources is made by our CEO. Furthermore, decisions about resource allocation and performance assessment are made at the highest level of management, notwithstanding the fact that lower levels of management may be responsible for operating, budgeting, and reporting aspects of individual business units.

We have determined that our CEO, Morris Goldfarb, is the Company’s CODM.

Identification of the Operating Segments

While identifying our operating segments, we considered the objectives of ASC 280 – Segment reporting, which consist of enhancing financial statements information and helping the financial statement user to better understand the entity and assess its future cash flow. ASC 280 – Segment reporting should allow the financial statements user to read the financial statements through the eyes of the company’s decision maker. In addition, we wanted to validate that the way the segment information was disclosed in our filings is consistent with the way the Company is managed.

The CEO defines the Company’s global strategy and is accountable to the Board of Directors based on the successes or failures of strategies implemented. We believe that the manner in which our segments are disclosed is an accurate representation of how the highest level of management implements the Company’s strategy. Our current and historical goal is to continue to become a diversified apparel company and brand owner. Brand recognition and ownership is a major key to being successful in our industry.

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The majority (approximately 78% of our wholesale sales) of the products we distribute are under brands that we license from third parties. Selling products under a license agreement involves certain restrictions. License agreements limit the product categories we can manufacture and distribute, the customers to which we can sell, and the geographic region in which we can sell and distribute such products. Under our license agreements, we are also generally required to obtain the approval of the licensor as to all design and other elements of a product prior to production.

Brand ownership allows us unlimited geographic distribution and products diversification, as well as the ability to act as a licensor, when practicable. There is no formal limitation regarding which retail stores we can use for our ultimate distribution to consumers.

G III retail operations began in 2008 with the acquisition of the Wilsons Leather retail outlet chain which contributed to our diversification efforts. G III’s owned retail stores operate primarily in manufacturers’ outlet centers across the United States. In November 2013, we expanded our retail operations with the acquisition of the G.H. Bass & Company. (“G.H. Bass”) brand, a retail chain which is comprised of 156 outlet based stores.

Our growth strategy requires the allocation of resources to one of these three segments. Regular resource allocation choices include a decision to either: 1) enter into new licenses, 2) expand the portfolio of brands that we own, through acquisition or creation, or 3) invest in our retail distribution model. Our CODM utilizes relevant operating segment financial information to make these decisions. New license agreements require expenditures related to personnel, showroom facilities, and marketing and advertising, as well as other contractual requirements. Capital expenditures have been primarily incurred for the development of additional retail stores, showroom space for licensed and non-licensed wholesale product lines and warehouse space. Resources allocations have also been made to increase headcount and increase marketing expenditures for our owned brands. Each of these significant resource allocation decisions have served to benefit the business at the licensed, non-licensed and retail level. Strategic business and resource allocation decisions are not made by the CODM at the product line level.

ASC 280 – Segment reporting defines an operating segment as a component of an enterprise whose operating results are regularly reviewed by the CODM to make decisions about resources to be allocated to the segment and assess its performance. We identified three operating segments: licensed products, non-licensed products and retail that are consistent with management’s view of revenue generating platforms.

In our evaluation of our operating segments, we assessed each of the criteria defined by ASC 280-10-50-1

1)	Is the identified operating segment engaged in a business activity?

Each identified operating segment is regarded by management as a distinct business platform. Each clearly engages in a business activity and generates revenue and

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incurs expense. Accordingly, our operating segments are compliant with the first criterion defining an operating segment.

2)	Is discrete financial information available for each identified operating segment?

A set of financial results is prepared monthly at the identified operating segment level. The information provided consists of an income statement report down to operating profit and selected information relating to specific balance sheet accounts. Accordingly, our operating segments are compliant with the second criterion defining an operating segment.

3)	Are the identified operating results for each operating segment regularly reviewed by the CODM?

The discrete financial information prepared for each identified operating segment on a monthly basis is regularly reviewed by the CODM to assess the Company’s overall strategy and allocation of resources. Accordingly, our operating segments are compliant with the third criterion defining an operating segment.

The activities of the licensed product lines consist of the sale of products under brands licensed by third parties to G III. One of the economic characteristics of the product lines within the licensed products operating segment is that they are subject to the provisions and conditions of various license agreements. Design and production specifications require licensor’s approval and acceptable customers are established by the licensor regarding sales to third parties. Royalty rates, guaranteed minimum royalties and required advertising expenditures may greatly impact operating profits of the product lines in this operating segment. License agreements have finite terms and the ability to renew these agreements on similar terms, or terms that are acceptable to the Company are not guaranteed and are at the discretion of the licensor. Renewing a license agreement may be subject to attaining minimum sales and/or royalty levels and to compliance with the provisions of the license agreement. G III, however, benefits from the national image and marketing efforts made by a licensor on behalf of its brands.

The activities of non-licensed product lines consist of selling products under brands owned by G III or under a private label brand owned by our customer. The Company has complete discretion over owned product lines within this operating segment, from the design process to the choice of the distribution channel (i.e. we don’t need the approval of a licensor). G III is responsible for advertising or marketing to promote brands that it owns. Our private label business is developed in collaboration with the retail customer and not a licensor. G III is responsible for advertising or marketing to promote brands that it owns.

The retail operations operating segment’s activities consist of selling goods direct to consumer through retail stores owned and operated by us. Our retail operations consist primarily of “brick and mortar” stores, and, to a much lesser extent, website sales.

We also considered whether each of our product lines constitute an operating segment. Based on the criteria set forth by ASC 280-10-50-1, we note that a product line is

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engaged in a business activity. Certain financial information is also prepared on a monthly basis for each product line. The level of review of the product lines’ financial information is different from the operating segment financial information level of review. ASC 280-10-50-1b states that “an operating segment is regularly reviewed by the public entity's CODM to make decisions about resources to be allocated to the segment”. With respect to our product lines, the CODM does not make the decision to allocate resources to a specific product line. The decision to allocate the Company’s resources is done at a broader level and is done in accordance to the approach described above. As such, we believe that a product line does not constitute an operating segment.

The licensed, non-licensed and retail operations are reviewed monthly by the CODM and are the basis for continued development of our business and for the allocation of resources. Accordingly, we have concluded that licensed products, non-licensed products and retail are our operating segments.

Determination of the reportable segments based on quantitative thresholds

We noted that our three identified operating segments met the quantitative thresholds defined by ASC 280-10-50-12 to be disclosed as separate reportable segments. For the fiscal year ended January 31, 2013, the net sales of the licensed products, non-licensed and retail operating segments represented 67%, 19% and 14%, respectively, of the total net sales (internal and external) of all operating segments.

Recent acquisition of G.H. Bass & Company

On November 4, 2013, we acquired substantially all of the assets of the G.H. Bass business (G.H. Bass), which consists of 156 G.H. Bass & Co. outlet retail stores.

The G.H. Bass stores will be operated in a manner similar to our Wilsons Leather stores and we are using the expertise of our Wilsons Leather team to improve the operations of the G.H. Bass & Company stores.

In accordance with the criteria defined by ASC 280-10-20-11, we believe that G.H. Bass should be included in the retail reporting segment as the product line shares the following characteristics with the retail reporting segment:

-	The products sold by the retail reporting segment consist of licensed and non-licensed apparel and accessories.
-	Product lines within the retail reporting segment primarily operate retail outlet stores and do not manufacture product.
-	Product lines within the retail reporting segment sell their products directly to the consumer.

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-	Product lines within the retail reporting segment distribute their products through “brick and mortar” stores or using an e-commerce platform.

3.	Please expand your disclosure in future filings to include a reconciliation of the total of each reportable segment’s assets to your total consolidated assets. Refer to FASB ASC 280-10-50-30c.

Response:

The Company advises the Staff that in the future it will consider the requirements of FASB ASC paragraph 280-10-50-30c and, as applicable, will include such disclosure in the Notes to Consolidated Financial Statements with respect to our segments. The information will include the reconciliation of each reportable segment’s assets to the total consolidated assets disclosed in our consolidated balance sheet.

The Company confirms that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If any member of the Staff has questions regarding the foregoing, please do not hesitate to call or e-mail Neal S. Nackman at (212) 403-0654 or nealn@G III.com.

Very truly yours,

/s/ Neal S. Nackman
Neal S. Nackman
Chief Financial Officer

cc:	James Giugliano, Securities and Exchange Commission

Angela Halac, Securities and Exchange Commission

Neil Gold, Esq., Fulbright & Jaworski LLP

Manuel G. Rivera, Esq., Fulbright & Jaworski LLP

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Appendix 1: list of product lines.

Product Line	Segment
Sean John Boys	Licensed
Enyce	Licensed
Sean John Women	Licensed
Nine West	Licensed
Sean John Men	Licensed
CK Luggage	Licensed
Vince Camuto Dresses	Licensed
Ellen Tracy Dresses	Licensed
Jessica Simpson Dresses	Licensed
Dockers	Licensed
Guess Women	Licensed
CK Women	Licensed
Jones Women	Licensed
Tommy Hilfiger	Licensed
Guess Men	Licensed
Vicky Tiel	Licensed
Kenneth Cole Women	Licensed
Kenneth Cole Men	Licensed
CK Sportswear	Licensed
CK Mens	Licensed
CK Womens Suits	Licensed
CK Performance	Licensed
TH Luggage	Licensed
Vince Camuto Mens	Licensed
CK Dresses	Licensed
CK Handbags	Licensed
Sports	Licensed
Kensie	Licensed
Ellen Tracy Outerwear	Licensed
Jessica Simpson Outerwear	Licensed
Guess Dresses	Licensed
Cole Haan Men	Licensed
Levi's	Licensed
Cole Haan Women	Licensed
CK Accessories	Licensed
Leslie Fay Dresses	Licensed
Andrew Marc Men	Non-Licensed
Jessica Howard	Non-Licensed
Andrew Marc Handbags	Non-Licensed
Andrew Marc Dresses	Non-Licensed
Wilson's Private Label	Non-Licensed
Andrew Marc Women	Non-Licensed
Colebrook Men	Non-Licensed
Black Rivet Men	Non-Licensed
Childrens Outerwear	Non-Licensed
Marc NY Women	Non-Licensed
Private Label	Non-Licensed
Womens Colebrook	Non-Licensed
Winlit Men	Non-Licensed
Marc NY Men	Non-Licensed
Winlit Women	Non-Licensed
Eliza J	Non-Licensed
Coldwater Creek	Non-Licensed
G-III China	Non-Licensed
Marvin Richards	Non-Licensed
VBQ	Non-Licensed
Marc Moto	Non-Licensed
AM Retail Group	Retail
Andrew Marc Retail	Retail
G-III Retail	Retail
GT International Fashion	Retail

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